SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 3)

PATHEON INC.

(Name of Issuer)

Patheon Inc.

JLL/Delta Patheon Holdings, L.P.

JLL/Delta Patheon GP, Ltd.

JLL Patheon Co-Investment Fund, L.P.

JLL Patheon Holdings, Coöperatief U.A.

JLL Patheon Holdings, LLC

JLL Partners Fund V (Patheon), L.P.

JLL Associates V (Patheon), L.P.

JLL Associates G.P. V (Patheon), Ltd.

JLL Partners Fund VI, L.P.

JLL Partners Fund V, L.P.

JLL Partners Fund VI (Patheon), L.P.

JLL Partners Fund V (New Patheon), L.P.

Koninklijke DSM N.V.

JLL/Delta Canada Inc.

James C. Mullen

Stuart Grant

Michael E. Lytton

(Name of Persons Filing Statement)

Restricted Voting Shares

(Title of Class of Securities)

70319W108

(CUSIP Number of Class of Securities)

Michael E. Lytton

Executive Vice President, Corporate Development and Strategy, and

General Counsel

Patheon Inc.

c/o Patheon Pharmaceuticals Services Inc.

4721 Emperor Boulevard, Suite 280

Durham, NC 27703

(919) 226-3325

Hugh C. Welsh President and General Counsel DSM North America c/o DSM Pharmaceutical Products, Inc. 45 Waterview Boulevard Parsippany, NJ 07054 (973) 257-8300	Daniel Agroskin Managing Director JLL Partners, Inc. 450 Lexington Avenue, 31st Floor New York, NY 10017 (212) 286-8600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

John R. LeClaire Joseph L. Johnson III Adam P. Small Goodwin Procter LLP Exchange Place Boston, MA 02109 (617) 570-1000	Edward Sonnenschein M. Adel Aslani-Far Shaun Hartley Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200	Robert B. Pincus Skadden, Arps, Slate, Meagher & Flom LLP One Rodney Square P.O. Box 636 Wilmington, Delaware 19899 (302) 651-3000

Andrea Johnson Dentons Canada LLP 99 Bank Street Suite 1420 Ottawa, Ontario K1P 1H4 Canada (613) 783-9600	Amar Leclair-Ghosh Norton Rose Fulbright Canada LLP 1, Place Ville Marie, Suite 2500, Montréal, QC H3B 1R1, Canada (514) 286-5474	Paul A.D. Mingay Jason Saltzman Borden Ladner Gervais LLP Scotia Plaza 40 King Street West, Suite 4400 Toronto, Canada M5H 3Y4

Chris Hewat Blake, Cassels & Graydon LLP 199 Bay Street Suite 4000, Commerce Court West Toronto ON M5L 1A9 Canada (416) 863-2761

This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$1,386,374,772	$178,565.08

*	Set forth the amount on which the filing fee is calculated and state how it was determined.
*	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11: In accordance with Exchange Act Rule 0-11(c), the filing fee of $178,565.08 was determined by multiplying 0.0001288 by the aggregate arrangement consideration of $1,386,374,772. The aggregate arrangement consideration was calculated by adding (x) the product of (I) the 140,936,525 Restricted Voting Shares that are proposed to be acquired in the arrangement and (II) the consideration of US$9.32 in cash per Restricted Voting Share, plus (y) $72,846,359 expected to be paid to holders of 11,011,225 options to purchase Restricted Voting Shares with an exercise price of less than US$9.32 per share in exchange for cancellation of such options.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $178,565.08

Form or Registration No.: Schedule 14A

Filing Party: Patheon Inc.

Date Filed: December 5, 2013

Introduction

This Amendment No. 3 to Rule 13e-3 Transaction Statement on Schedule 13E-3 together with the exhibits hereto (the “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Patheon Inc., a Canadian corporation (the “Company”), JLL/Delta Patheon Holdings, L.P., a exempted limited partnership organized under the laws of the Cayman Islands (the “Purchaser”), JLL/Delta Patheon GP, Ltd., a company limited by shares organized under the laws of the Cayman Islands, JLL Patheon Co-Investment Fund, L.P., an exempted limited partnership organized under the laws of the Cayman Islands, JLL Patheon Holdings, Coöperatief U.A., cooperative organized under the laws of The Netherlands, JLL Patheon Holdings, LLC, a Delaware limited liability company, JLL Partners Fund V (Patheon), L.P., an exempted limited partnership organized under the laws of the Cayman Islands, JLL Associates V (Patheon), L.P., an exempted limited partnership organized under the laws of the Cayman Islands, JLL Associates G.P. V (Patheon), Ltd., a company limited by shares organized under the laws of the Cayman Islands, JLL Partners Fund VI, L.P., a Delaware limited partnership, JLL Partners Fund V, L.P., a Delaware limited partnership, JLL Partners Fund VI (Patheon), L.P., an exempted limited partnership organized under the laws of the Cayman Islands, JLL Partners Fund V (New Patheon), L.P., an exempted limited partnership organized under the laws of the Cayman Islands, JLL/Delta Canada Inc., a Canadian corporation, Koninklijke DSM N.V., a corporation organized under the laws of The Netherlands, James C. Mullen, Chief Executive Officer of the Company, Michael E. Lytton, Executive Vice President of Corporate Development and Strategy and General Counsel of the Company, and Stuart Grant, Executive Vice President and Chief Financial Officer of the Company (collectively, the “Filing Persons”).

This Transaction Statement relates to the Arrangement Agreement, dated November 18, 2013 (the “Arrangement Agreement”), between the Company and the Purchaser, which is attached hereto as Exhibit (d)(1), and the related plan of arrangement (the “Plan of Arrangement”), which is attached hereto as Exhibit (d)(2). If shareholders of the Company pass the special resolution approving the Plan of Arrangement and the other conditions to closing set forth in the Arrangement Agreement are satisfied or waived, including the issuance of the final court order approving the Plan of Arrangement, the Purchaser will acquire all the Restricted Voting Shares issued and outstanding of Patheon, directly or indirectly, all as more particularly described in the Proxy Statement (as defined below) (the “Arrangement”).

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC a definitive proxy statement (which includes a management information circular) on Schedule 14A (the “Proxy Statement”) pursuant to Section 14(a) of the Exchange Act, which is attached hereto as Exhibit (a)(1), relating to a special meeting of the shareholders of the Company. The Company will also be filing this Transaction Statement and the Proxy Statement in Canada through SEDAR.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined herein have the meanings assigned to them in the Proxy Statement.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person was supplied by such Filing Person.

While each of the Filing Persons acknowledges that the Arrangement is a going private transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person.

Item	1. Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE ARRANGEMENT”

Item	2. Subject Company Information

(a) Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE ARRANGEMENT”

“INFORMATION CONCERNING PATHEON—Voting Shares and Principal Shareholders”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“INFORMATION CONCERNING PATHEON—Market Price and Trading Volume Data”

(d) Dividends. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“INFORMATION CONCERNING PATHEON—Dividend Policy”

“INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS OTHER THAN THE ARRANGEMENT—Arrangements with JLL Parties—Special Approval Rights”

(e) Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS OTHER THAN THE ARRANGEMENT—Arrangements with JLL Parties—Sobel Equity Commitment Letter”

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS OTHER THAN THE ARRANGEMENT—Arrangements with JLL Parties—Sobel Equity Commitment Letter”

“INFORMATION CONCERNING PATHEON—Previous Purchases and Sales”

“INFORMATION CONCERNING PATHEON—Transactions in Restricted Voting Shares”

Item	3. Identity and Background of Filing Persons

(a) Name and Address. Patheon Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“INFORMATION CONCERNING PATHEON”

“INFORMATION CONCERNING THE JLL PARTIES, THE MANAGEMENT PARTIES AND DSM”

(b) Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“INFORMATION CONCERNING PATHEON”

“INFORMATION CONCERNING THE JLL PARTIES, THE MANAGEMENT PARTIES AND DSM—Business and Background”

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“INFORMATION CONCERNING THE JLL PARTIES, THE MANAGEMENT PARTIES AND DSM—Business and Background”

Item 4. Terms of the Transaction

(a) Material Terms.

(1) Tender Offers. Not applicable.

(2) Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE ARRANGEMENT”

“SPECIAL FACTORS—Background to the Arrangement”

“SPECIAL FACTORS—Reasons for the Recommendation”

“SPECIAL FACTORS—Recommendation of the Independent Committee”

“SPECIAL FACTORS—Recommendation of the Board”

“SPECIAL FACTORS—Purposes and Reasons for the Arrangement from the Perspective of the JLL Parties, the Management Parties and DSM”

“SPECIAL FACTORS—Position of the JLL Parties, the Management Parties and DSM Regarding the Fairness of the Arrangement”

“SPECIAL FACTORS—Plans for Patheon after the Arrangement”

“SPECIAL FACTORS—Completion of the Arrangement”

“SPECIAL FACTORS—Certain Effects of the Arrangement”

“SPECIAL FACTORS—Interests of our Directors and Executive Officers in the Arrangement”

“THE ARRANGEMENT—Principal Steps of the Arrangement”

“THE ARRANGEMENT—Procedure for Surrender of Restricted Voting Shares and Payment of Consideration”

“GENERAL PROXY INFORMATION—How a Vote is Passed”

“GENERAL PROXY INFORMATION—Who can Vote?”

“THE ARRANGEMENT AGREEMENT—Share Consideration”

“THE ARRANGEMENT AGREEMENT—Mutual Conditions”

“SPECIAL FACTORS—Certain Tax Considerations”

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Certain Effects of the Arrangement”

“SPECIAL FACTORS—Interests of our Directors and Executive Officers in the Arrangement”

“SPECIAL FACTORS—Agreements of Certain Persons with JLL Holdco and the Purchaser”

“THE ARRANGEMENT—Principal Steps of the Arrangement”

“THE ARRANGEMENT AGREEMENT—Share Consideration”

“INTERESTS OF INFORMED PERSONS IN MATTERS TO BE ACTED UPON”

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE ARRANGEMENT”

“DISSENT RIGHTS”

ANNEX H—PLAN OF ARRANGEMENT

ANNEX I—RIGHT TO DISSENT—SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT

ANNEX K—INTERIM ORDER

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“PROVISIONS FOR UNAFFILIATED SHAREHOLDERS”

(f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background to the Arrangement”

“SPECIAL FACTORS—Interests of our Directors and Executive Officers in the Arrangement”

“INTERESTS OF INFORMED PERSONS IN MATTERS TO BE ACTED UPON”

“INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS OTHER THAN THE ARRANGEMENT”

ANNEX C—ARRANGEMENT AGREEMENT

(b)—(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Background to the Arrangement”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE ARRANGEMENT”

“SPECIAL FACTORS—Background to the Arrangement”

“SPECIAL FACTORS—Reasons for the Recommendation”

“SPECIAL FACTORS—Recommendation of the Independent Committee”

“SPECIAL FACTORS—Recommendation of the Board”

“SPECIAL FACTORS—Purposes and Reasons for the Arrangement from the Perspective of the JLL Parties, the Management Parties and DSM”

“SPECIAL FACTORS—Plans for Patheon after the Arrangement”

“SPECIAL FACTORS—Completion of the Arrangement”

“SPECIAL FACTORS—Certain Effects of the Arrangement”

“SPECIAL FACTORS—Interests of our Directors and Executive Officers in the Arrangement”

“SPECIAL FACTORS—Voting Agreements”

“THE ARRANGEMENT—Principal Steps of the Arrangement”

“THE ARRANGEMENT AGREEMENT”

“INTERESTS OF INFORMED PERSONS IN MATTERS TO BE ACTED UPON”

“INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS OTHER THAN THE ARRANGEMENT”

ANNEX C—ARRANGEMENT AGREEMENT

Item 6. Purposes of the Transaction, and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Certain Effects of the Arrangement”

“SPECIAL FACTORS—Plans for Patheon after the Arrangement”

“THE ARRANGEMENT—Principal Steps of the Arrangement”

ANNEX C—ARRANGEMENT AGREEMENT

(c)(1)—(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE ARRANGEMENT”

“SPECIAL FACTORS—Background to the Arrangement”

“SPECIAL FACTORS—Reasons for the Recommendation”

“SPECIAL FACTORS—Recommendation of the Independent Committee”

“SPECIAL FACTORS—Recommendation of the Board”

“SPECIAL FACTORS—Purposes and Reasons for the Arrangement from the Perspective of the JLL Parties, the Management Parties and DSM”

“SPECIAL FACTORS—Plans for Patheon after the Arrangement”

“SPECIAL FACTORS—Contribution Agreement”

“SPECIAL FACTORS—Completion of the Arrangement”

“SPECIAL FACTORS—Certain Effects of the Arrangement”

“SPECIAL FACTORS—Sources of Funds”

“THE ARRANGEMENT—Principal Steps of the Arrangement”

“THE ARRANGEMENT—Regulatory Law Matters and Securities Law Matters”

“INTERESTS OF INFORMED PERSONS IN MATTERS TO BE ACTED UPON”

ANNEX C—ARRANGEMENT AGREEMENT

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE ARRANGEMENT”

“SPECIAL FACTORS—Background to the Arrangement”

“SPECIAL FACTORS—Reasons for the Recommendation”

“SPECIAL FACTORS—Recommendation of the Independent Committee”

“SPECIAL FACTORS—Recommendation of the Board”

“SPECIAL FACTORS—Purposes and Reasons for the Arrangement from the Perspective of the JLL Parties, the Management Parties and DSM”

“SPECIAL FACTORS—Plans for Patheon after the Arrangement”

“SPECIAL FACTORS—Contribution Agreement”

“THE ARRANGEMENT—Principal Steps of the Arrangement”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background to the Arrangement”

“SPECIAL FACTORS—Reasons for the Recommendation”

“SPECIAL FACTORS—Recommendation of the Independent Committee”

“SPECIAL FACTORS—Recommendation of the Board”

“SPECIAL FACTORS—Purposes and Reasons for the Arrangement from the Perspective of the JLL Parties, the Management Parties and DSM”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background to the Arrangement”

“SPECIAL FACTORS—Reasons for the Recommendation”

“SPECIAL FACTORS—Recommendation of the Independent Committee”

“SPECIAL FACTORS—Recommendation of the Board”

“SPECIAL FACTORS—Purposes and Reasons for the Arrangement from the Perspective of the JLL Parties, the Management Parties and DSM”

“SPECIAL FACTORS—Plans for Patheon after the Arrangement”

“SPECIAL FACTORS—Contribution Agreement”

“SPECIAL FACTORS—Certain Effects of the Arrangement”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE ARRANGEMENT”

“SPECIAL FACTORS—Certain Effects of the Arrangement”

“SPECIAL FACTORS—Plans for Patheon After the Arrangement”

“SPECIAL FACTORS—Agreements of Certain Persons with JLL Holdco and the Purchaser”

“SPECIAL FACTORS—Interests of our Directors and Executive Officers in the Arrangement”

“THE ARRANGEMENT—Principal Steps of the Arrangement”

“THE ARRANGEMENT—Regulatory Law Matters and Securities Law Matters”

“THE ARRANGEMENT—Fees and Expenses”

“SPECIAL FACTORS—Certain Tax Considerations”

“DISSENT RIGHTS”

ANNEX C—ARRANGEMENT AGREEMENT

ANNEX H—PLAN OF ARRANGEMENT

ANNEX I—RIGHT TO DISSENT—SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT

ANNEX K—INTERIM ORDER

Item 8. Fairness of the Transaction

(a)—(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background to the Arrangement”

“SPECIAL FACTORS—Position of the Independent Committee as to Fairness”

“SPECIAL FACTORS—Reasons for the Recommendation”

“SPECIAL FACTORS—Recommendation of the Independent Committee”

“SPECIAL FACTORS—Recommendation of the Board”

“SPECIAL FACTORS—Formal Valuation and Fairness Opinion of BMO Capital Markets”

“SPECIAL FACTORS—Fairness Opinion of RBC”

“SPECIAL FACTORS—Purposes and Reasons for the Arrangement from the Perspective of the JLL Parties, the Management Parties and DSM”

“SPECIAL FACTORS—Position of the JLL Parties and the Management Parties Regarding the Fairness of the Arrangement”

“WHERE YOU CAN FIND MORE INFORMATION”

ANNEX D—FORMAL VALUATION AND FAIRNESS OPINION OF BMO CAPITAL MARKETS

ANNEX E—FAIRNESS OPINION OF RBC

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE ARRANGEMENT”

“SPECIAL FACTORS—Position of the Independent Committee as to Fairness”

“GENERAL PROXY INFORMATION—How a Vote is Passed”

“THE ARRANGEMENT AGREEMENT—Mutual Conditions”

ANNEX C—ARRANGEMENT AGREEMENT

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Position of the Independent Committee as to Fairness

“SPECIAL FACTORS—Reasons for the Recommendation”

“SPECIAL FACTORS—Recommendation of the Independent Committee”

“SPECIAL FACTORS—Recommendation of the Board”

“SPECIAL FACTORS—Formal Valuation and Fairness Opinion of BMO Capital Markets”

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE ARRANGEMENT”

“SPECIAL FACTORS—Background to the Arrangement”

“SPECIAL FACTORS—Position of the Independent Committee as to Fairness

“SPECIAL FACTORS—Reasons for the Recommendation”

“SPECIAL FACTORS—Recommendation of the Independent Committee”

“SPECIAL FACTORS—Recommendation of the Board”

(f) Other Offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations

(a)—(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background to the Arrangement”

“SPECIAL FACTORS—Position of the Independent Committee as to Fairness

“SPECIAL FACTORS—Reasons for the Recommendation”

“SPECIAL FACTORS—Recommendation of the Independent Committee”

“SPECIAL FACTORS—Recommendation of the Board”

“SPECIAL FACTORS—Formal Valuation and Fairness Opinion of BMO Capital Markets”

“SPECIAL FACTORS—Fairness Opinion of RBC”

“SPECIAL FACTORS—Additional Disclosure Required by Schedule 13E-3—Opinion of JLL Fund VI’s Financial Advisor”

“WHERE YOU CAN FIND MORE INFORMATION”

ANNEX D—FORMAL VALUATION AND FAIRNESS OPINION OF BMO CAPITAL MARKETS

ANNEX E—FAIRNESS OPINION OF RBC

ANNEX F—OPINION OF JEFFERIES LLC

Item	10. Source and Amounts of Funds or Other Consideration

(a)—(b), (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Source of Funds”

“SPECIAL FACTORS—Limited Guarantees”

“SPECIAL FACTORS—Interests of our Directors and Officers in the Arrangement”

“SPECIAL FACTORS—Agreements of Certain Persons with JLL Holdco and the Purchaser”

“THE ARRANGEMENT AGREEMENT—Covenants of the Purchaser—Financing”

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“THE ARRANGEMENT—Fees and Expenses”

“THE ARRANGEMENT AGREEMENT—Expense Reimbursement”

Item	11. Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Interests of our Directors and Executive Officers in the Arrangement”

“INFORMATION CONCERNING PATHEON”

“INFORMATION CONCERNING THE JLL PARTIES, THE MANAGEMENT PARTIES AND DSM”

“INTERESTS OF INFORMED PERSONS IN MATTERS TO BE ACTED UPON”

“INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS OTHER THAN THE ARRANGEMENT”

“SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“INFORMATION CONCERNING PATHEON—Transactions in Restricted Voting Shares”

Item	12. The Solicitation or Recommendation

(d)—(e) Intent to Tender or Vote in a Going-Private Transaction; Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE ARRANGEMENT”

“SPECIAL FACTORS—Reasons for the Recommendation”

“SPECIAL FACTORS—Recommendation of the Independent Committee”

“SPECIAL FACTORS—Recommendation of the Board”

“SPECIAL FACTORS—Purposes and Reasons for the Arrangement from the Perspective of the JLL Parties, the Management Parties and DSM”

“SPECIAL FACTORS—Position of the JLL Parties and the Management Parties Regarding the Fairness of the Arrangement”

“SPECIAL FACTORS—Voting Agreements”

Item	13. Financial Statements

(a) Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SELECTED HISTORICAL FINANCIAL DATA OF PATHEON INC.”

“WHERE YOU CAN FIND MORE INFORMATION”

(b) Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a)—(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE ARRANGEMENT”

“THE ARRANGEMENT—Fees and Expenses”

“GENERAL PROXY INFORMATION—Solicitation of Proxies”

Item 15. Additional Information

(b) Golden Parachute Compensation. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Golden Parachute Compensation”

(c) Other Material Information. The entirety of the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item	16. Exhibits

(a)(1)	Definitive Proxy Statement of Patheon Inc., incorporated herein by reference to the Schedule 14A filed with the SEC on February 4, 2014 (the “Proxy Statement”).

(a)(2)	Letter to Shareholders of Patheon Inc., incorporated herein by reference to the Proxy Statement.

(a)(3)	Notice of Special Meeting of Shareholders of Patheon Inc., incorporated herein by reference to the Proxy Statement.

(a)(4)	Form of Preliminary Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)(5)	Form of Letter of Transmittal, incorporated by reference to Annex L of the Proxy Statement.

(a)(6)	Press Release, dated November 19, 2013, incorporated by reference to the Schedule 14A filed by JLL Associates V (Patheon), L.P. with the SEC on November 19, 2013.

(a)(7)	Press Release, dated November 19, 2013, incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Patheon Inc. with the SEC on November 19, 2013.

(b)(1)*	Commitment Letter, dated as of November 18, 2013, by and among UBS AG, Stamford Branch, UBS Securities LLC, JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, Jefferies Finance LLC, KeyBank National Association and Morgan Stanley Senior Funding, Inc. and JLL/Delta Patheon Holdings, L.P.

(c)(1)	Formal Valuation and Fairness Opinion of BMO Nesbitt Burns Inc., dated November 18, 2013, incorporated by reference to Annex D of the Proxy Statement.

(c)(2)	Fairness Opinion of RBC Dominion Securities Inc., dated November 18, 2013, incorporated by reference to Annex E of the Proxy Statement.

(c)(3)	Opinion of Jefferies LLC, dated November 17, 2013, incorporated by reference to Annex F of the Proxy Statement.

(c)(4)*	Presentation of BMO Nesbitt Burns Inc. to the Independent Committee and Board of Directors of Patheon Inc., dated November 18, 2013.

(c)(5)*	Discussion Materials of RBC Dominion Securities Inc. to the Board of Directors of Patheon Inc. and the Independent Committee of the Board of Directors of Patheon Inc., dated November 18, 2013.

(c)(6)*	Discussion Materials of Jefferies LLC to JLL Associates VI, L.P. as general partner of JLL Partners Fund VI, L.P., dated November 17, 2013.

(c)(7)**	Presentation of BMO Nesbitt Burns Inc. to the Independent Committee and Board of Directors of Patheon Inc., dated October 16, 2013.

(c)(8)**	Presentation of BMO Nesbitt Burns Inc. to the Independent Committee and Board of Directors of Patheon Inc., dated October 23, 2013.

(d)(1)	Arrangement Agreement, dated November 18, 2013, by and between Patheon Inc. and JLL/Delta Patheon Holdings, L.P., incorporated herein by reference to Annex C to the Proxy Statement.

(d)(2)	Plan of Arrangement under Section 192 of the Canada Business Corporations Act, incorporated by reference to Annex H to the Proxy Statement.

(d)(3)	Guarantee Letter, dated November 18, 2013, by and between Patheon Inc. and JLL Partners Fund VI, L.P., incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Patheon Inc. with the SEC on November 19, 2013.

(d)(4)	Guarantee Letter, dated November 18, 2013, by and between Patheon Inc. and Koninklijke DSM N.V., incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Patheon Inc. with the SEC on November 19, 2013.

(d)(5)	Equity Commitment Letter, dated November 18, 2013, by and among JLL Partners Fund VI, L.P., JLL Partners Fund V, L.P., JLL Associates V (Patheon), L.P., JLL Patheon Co-Investment Fund, L.P., JLL/Delta Patheon Holdings, L.P. and Patheon Inc., incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Patheon Inc. with the SEC on November 19, 2013.

(d)(6)**	Voting and Support Agreement, dated November 18, 2013, by and among Patheon Inc., JLL/Delta Patheon Holdings, L.P. and JLL Patheon Holdings, LLC.

(d)(7)	Form of Voting and Support Agreement by and among Patheon Inc., JLL/Delta Patheon Holdings, L.P. and the shareholders party thereto, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Patheon Inc. with the SEC on November 19, 2013.

(d)(7)(i)**	Voting and Support Agreement, dated November 18, 2013, by and among Patheon Inc., JLL/Delta Patheon Holdings, L.P. and James C. Mullen.

(d)(7)(ii)**	Voting and Support Agreement, dated November 18, 2013, by and among Patheon Inc., JLL/Delta Patheon Holdings, L.P. and Michael E. Lytton and Meghan Lytton, jointly.

(d)(7)(iii)**	Voting and Support Agreement, dated November 18, 2013, by and among Patheon Inc., JLL/Delta Patheon Holdings, L.P. and Brian G. Shaw.

(d)(7)(iv)**	Voting and Support Agreement, dated November 18, 2013, by and among Patheon Inc., JLL/Delta Patheon Holdings, L.P. and David E. Sutin.

(d)(7)(v)**	Voting and Support Agreement, dated November 18, 2013, by and among Patheon Inc., JLL/Delta Patheon Holdings, L.P. and Joaquin B. Viso and Olga Lizardi, jointly.

(d)(7)(vi)**	Voting and Support Agreement, dated November 18, 2013, by and among Patheon Inc., JLL/Delta Patheon Holdings, L.P. and DJW Investment Holdings Limited.

(d)(7)(vii)**	Voting and Support Agreement, dated November 18, 2013, by and among Patheon Inc., JLL/Delta Patheon Holdings, L.P. and Derek J. Watchorn.

(d)(8)*	Management Agreement, dated as of November 18, 2013, by and among JLL Patheon Co-Investment Fund, L.P., JLL/Delta Patheon Holdings, L.P. and James C. Mullen.

(d)(9)*	Option Waiver and Termination Agreement, dated as of November 18, 2013, by and between Patheon Inc. and James C. Mullen.

(d)(10)*	Interim Shareholders’ Agreement, dated as of November 18, 2013, by and among JLL/Delta Patheon GP, Ltd., JLL Patheon Co-Investment Fund, L.P., Koninklijke DSM N.V. and, solely for the purposes of Sections 1.06 and 1.08 thereof, JLL Partners Fund VI, L.P.

(d)(11)*	Contribution Agreement, dated as of November 18, 2013, by and among JLL Patheon Co-Investment Fund, L.P., Koninklijke DSM N.V. and JLL/Delta Patheon Holdings, L.P.

(f)(1)	Section 190 of the Canada Business Corporations Act, incorporated herein by reference to Annex I of the Proxy Statement.

(g)	None.

* – Previously Filed by this Transaction Statement on December 5, 2013.
** – Previously Filed by Amendment No. 1 to this Transaction Statement on January 7, 2014.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of February 4, 2014

PATHEON INC.

By:	/s/ Michael E. Lytton
Name:	Michael E. Lytton
Title:	Executive Vice President, Corporate Development and Strategy, and General Counsel

JLL/DELTA PATHEON HOLDINGS, L.P.

By: JLL/DELTA PATHEON GP, LTD., its general partner

By:	/s/ Michel Lagarde
Name:	Michel Lagarde
Title:	Authorized Person

JLL/DELTA PATHEON GP, LTD.

By:	/s/ Michel Lagarde
Name:	Michel Lagarde
Title:	Authorized Person

JLL PATHEON CO-INVESTMENT FUND, L.P.

By: JLL PARTNERS FUND VI (PATHEON), L.P. its general partner

By: JLL ASSOCIATES VI (PATHEON), L.P. its general partner

By: JLL ASSOCIATES G.P. V (PATHEON), LTD. its general partner

By:	/s/ Paul S. Levy
Name:	Paul S. Levy
Title:	Authorized Person

JLL PATHEON HOLDINGS, COÖPERATIEF, U.A.

By:	/s/ Daniel Agroskin
Name:	Daniel Agroskin
Title:	Authorized Person

JLL PATHEON HOLDINGS, LLC

By:	/s/ Daniel Agroskin
Name:	Daniel Agroskin
Title:	Authorized Person

JLL PARTNERS FUND V (PATHEON), L.P.

By: JLL ASSOCIATES V (PATHEON), L.P. its general partner

By: JLL ASSOCIATES G.P. V (PATHEON), LTD. its general partner

By:	/s/ Paul S. Levy
Name:	Paul S. Levy
Title:	Authorized Person

JLL ASSOCIATES V (PATHEON), L.P.

By: JLL ASSOCIATES G.P. V (PATHEON), LTD. its general partner

By:	/s/ Paul S. Levy
Name:	Paul S. Levy
Title:	Authorized Person

JLL ASSOCIATES G.P. V (PATHEON), LTD.

By:	/s/ Paul S. Levy
Name:	Paul S. Levy
Title:	Authorized Person

JLL PARTNERS FUND VI, L.P.

By: JLL ASSOCIATES VI, L.P. its general partner

By: JLL ASSOCIATES G.P. VI, L.L.C. its general partner

By:	/s/ Paul S. Levy
Name:	Paul S. Levy
Title:	Managing Member

JLL PARTNERS FUND V, L.P.

By: JLL ASSOCIATES V, L.P. its general partner
By: JLL ASSOCIATES G.P. V, L.L.C. its general partner

By:	/s/ Paul S. Levy
Name:	Paul S. Levy
Title:	Managing Member

JLL PARTNERS FUND VI (PATHEON), L.P.

By: JLL ASSOCIATES VI (PATHEON), L.P. its general partner

By: JLL ASSOCIATES G.P. V (PATHEON), LTD. its general partner

By:	/s/ Paul S. Levy
Name:	Paul S. Levy
Title:	Authorized Person

JLL PARTNERS FUND V (NEW PATHEON), L.P.

By: JLL ASSOCIATES V (NEW PATHEON), L.P. its general partner

By: JLL ASSOCIATES G.P. V (PATHEON), LTD. its general partner

By:	/s/ Paul S. Levy
Name:	Paul S. Levy
Title:	Authorized Person

JLL/DELTA CANADA INC.

By:	/s/ Michel Lagarde
Name:	Michel Lagarde
Title:	Authorized Person

KONINKLIJKE DSM N.V.

By:	/s/ Hugh C. Welsh
Name:	Hugh C. Welsh
Title:	President, DSM North America

JAMES C. MULLEN

/s/ James C. Mullen

MICHAEL E. LYTTON

/s/ Michael E. Lytton

STUART GRANT

/s/ Stuart Grant